JDA Software Group, Inc. 14400 N. 87th Street Scottsdale, Arizona 85260 www.jda.com

+1.480.308.3460 main
+1.480.308.4268 fax

May 15, 2012

VIA EDGAR

Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-5720

Re:	JDA Software Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 1, 2011
Form 8-K/A
Filed December 29, 2011
File No. 000-27876

Dear Mr. Gilmore:

This letter responds to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 21, 2012 (the “Comment Letter”), addressed to JDA Software Group, Inc. (the “Company”, “we” or “us”) regarding its Form 10-K for the Fiscal Year Ended December 31, 2010, as filed March 1, 2011, and its Form 8-K/A filed December 29, 2011, File No. 000-27876.

The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments in the Comment Letter, which for the Staff’s convenience we have incorporated into this response letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 55

Staff’s Comment:

2.	We note in your response to prior comment 4 that you perform an analysis to determine whether elements included in separate statements of work are “linked” with the initial software license and maintenance agreement. Please describe your analysis in greater detail, including how the timing associated with the execution of the agreements impacts revenue recognition, as previously requested. As part of your response, please tell us your consideration for the guidance under ASC 985-605-55-4.

Patrick Gilmore

United States Securities and Exchange Commission

May 15, 2012

Page Two

Company Response:

In January 2012, in preparation for responding to the comment letter from the staff dated December 12, 2011 the Company considered the guidance under ASC 985-605-55-4 and decided appropriate to perform a further review for the potential existence of linked contracts during the fiscal years 2008 – 2011. The objective of the additional analysis was to: 1) identify if arrangements existed whereby a license agreement was signed in one period followed by another arrangement (for products, consulting services, managed services, training or education) in a subsequent period and 2) evaluate the nature and timing of these agreements for possible linkage. The following factors were considered in the determination of whether such a group of contracts should be accounted for as a single arrangement:

•	Whether the contracts or agreements were negotiated or executed within a short time frame of each other.

•	Whether the different elements were closely interrelated or interdependent in terms of design, technology, or function.

•	Whether the fee for one or more contracts or agreements was subject to refund or forfeiture or other concession if another contract was not completed satisfactorily.

•	Whether one or more elements in one contract or agreement were essential to the functionality of an element in another contract.

•	Whether payment terms under one contract or agreement coincided with performance criteria of another contract or agreement.

•	Whether the negotiations were conducted jointly with two or more parties to do what in essence was a single project.

As a result of the above described analysis, the Company identified a number of contracts that it determined should have been accounted for as linked, where the related SoW was not signed until the quarter after the license agreement. Assuming that all other revenue recognition criteria were satisfied, the proper accounting treatment for those contracts would have been to recognize the associated license fees at the time the subsequent linked contract was executed in the subsequent accounting period when evidence of an arrangement existed, rather than in the periods in which the original license agreements were signed. As noted in the Company’s 8-K filing dated April 10, 2012, the Company is restating its annual and quarterly results pertaining to such fiscal periods should be restated to reflect these changes.

Patrick Gilmore

United States Securities and Exchange Commission

May 15, 2012

Page Three

Staff’s Comment:

3.	Additionally, we note in your response to prior comment 4 that if a services statement of work is linked with a software license and maintenance agreement and there is a lack of vendor-specific objective evidence (VSOE) of fair value for the services element, you may “carve out” the license fee “if the Services rates that were sold were below the compliant VSOE range.” Please explain what you mean by this statement and provide additional details regarding this specific policy, including how you determine the amount that is allocated to the license fee.

Company Response:

There are two distinct situations contemplated by the Company’s earlier response: (1) sale of services where VSOE for that service has not been established and (2) sale of services where VSOE for those services has been established but on which the sales price of the services in a specific arrangement is below the VSOE-compliant range (greater than 15% below the published VSOE rate).

Following is a description of the Company’s accounting treatment for situation (1) described above:

On multi-element arrangements where services are sold and the Company has not established VSOE for those services, all revenues related to those arrangements are deferred and recognized in future periods.

Following is a description of the accounting treatment for situation (2) described above:

In the event the Company sells services where VSOE for those services has been established but on which the sales price is greater than 15% below the published VSOE rate, the Company will “carve-out” or reduce the value of the license fees recognized by the amount the services are priced under the low end of the established VSOE range and then applies that amount to the services. By performing the described “carve-out”, the Company ensures that it recognizes the fair value of the services over the appropriate longer period and that it does not recognize an inappropriate amount of license fees.

Staff’s Comment:

4.	Furthermore, your response to prior comment 4 indicates that your software licenses are occasionally sold for limited terms. Please provide additional details regarding your term licenses and tell us how you account for these licenses.

Company Response:

On occasion the Company sells limited term licenses with terms ranging from one to three years. Provided all other revenue recognition criteria are satisfied, the Company recognizes license revenue on limited term licenses when: (i) the contract provides for an optional annual renewal period on maintenance and (ii) the quoted renewal rate for maintenance fees is substantive (ASC 985-605-55-62 and 63).

Patrick Gilmore

United States Securities and Exchange Commission

May 15, 2012

Page Four

There are four typical term license scenarios to consider, each of which has different revenue recognition accounting considerations:

1.	Term licenses of less than two years with bundled maintenance. These arrangements only offer maintenance in annual increments and do not provide an opportunity for an optional renewal period. Consistent with SOP 97-2 guidance, the Company recognizes both the software license and related maintenance revenue ratably over the term.

2.	Term license of two years or greater with a bundled maintenance term that is identical to the license term (i.e., a 2-year or 3-year term license with an identical bundled maintenance term). In this scenario, the Company cannot establish VSOE for maintenance because there is no optional maintenance period provided. As a result, there is no renewal rate and both the software license and related maintenance revenue are recognized ratably over the term.

3.	Term licenses for multiple years where the renewal period is shorter than the initial maintenance period. For example a five-year term license with an initial bundled maintenance period of three years with a two year optional renewal period. In this scenario the Company cannot establish VSOE for maintenance because the optional maintenance renewal period is not considered to be substantive. As a result software license and maintenance revenue are recognized ratably over the term.

4.	Term license of two years or greater with a one-year bundled maintenance term and optional annual renewals for one or more years (i.e., a 2-year term license with 1 year of bundled maintenance with an option to renew maintenance for an additional year). In this scenario, the Company is able to conclude that VSOE for maintenance exists as both of the “substantive” criteria noted above have been met. As a result software license revenue is recognized up-front while the maintenance revenue is recognized ratably over the term. As a matter of policy, the Company only offers initial maintenance terms of one year on all term licenses that are two years or greater and provides the customer with optional maintenance renewal periods for one or more years.

The Company also offers term agreements where the license and maintenance are provided but the customer does not have the contractual right to take possession of the licensed software. In those types of arrangements, the revenue is recognized on a ratable basis.

Staff’s Comment:

5.	In your response to prior comment 5 we note that you did not address whether you provide set-up services in connection with your hosting arrangements. Please tell us whether you provide any set-up services for a fee in connection with your hosting arrangements and if so, describe how you account for the set-up fees earned.

Patrick Gilmore

United States Securities and Exchange Commission

May 15, 2012

Page Five

Company Response:

Occasionally, the Company sells set-up services in connection with its hosting arrangements for which it is paid separate fees. In those instances, the Company bills for those separately stated set-up fees on hosting arrangements either in the initial billing period. The Company decided it was appropriate to perform a further review of transactions that included set-up fees on hosting arrangements and it determined that it would recognize the associated set-up fees over the term of the hosting period and not as billed. These amounts were not material to our consolidated financial statements for any of the periods under review. The Company will be including these amounts in the previously announced restatement.

Staff’s Comment:

6.	We note your response to prior comment 7 as it relates to VSOE of fair value for training services. Please provide additional specific details regarding your analysis of VSOE of fair value including how you determined the “appropriate sample,” how you concluded that the sample was representative of the population, the specific percentage of that sample that fell within your range, the specific percentages of the range above and below the mean, and how you account for outliers.

Company Response:

The Company’s historical training and educational services (“Training”) VSOE analysis was based on a presumption that the majority of Training was priced within a small range of the list prices and therefore those list prices represented VSOE of fair value for its Training.

The Company decided it was appropriate to perform further analysis around Training VSOE for the periods under review. In order to calculate the historical rates at which Training was sold, a population of all Training Ordering Documents (ODs) was obtained for each year. The selected population represented a wide-range of standalone training services performed during the two year period as well as a sample of geographic locations. The Company believed the population sample was adequate in size and diversity.

The following procedures were used to obtain the sample of ODs:

Sample populations were randomly selected for 2008 and 2009.

Non-stand alone ODs were removed from the sample populations to ensure that only stand-alone transactions were tested.

Patrick Gilmore

United States Securities and Exchange Commission

May 15, 2012

Page Six

Stand alone ODs were segregated by the Training courses provided to the customer (multiple courses per OD).

Testing was performed comparing the price of each course in the ODs to the Company’s list prices for those courses, revealing that, in each year, greater than 80% of the rates charged were within a +/- 15% range of the Training course list prices.

For FY2010, the Company’s VSOE study included 545 ODs executed in 2010. A random sample of every 15th OD was selected from the testing population, generating a sample size of 36 ODs. Fifteen of those ODs were eliminated because they were not stand-alone transactions, leaving 21 selections as the final testing population, which the Company deemed to adequately represent the total stand-alone population. Because many ODs are comprised of more than one training service rate, the 21 selected ODs represented 50 individual rates to test. The results of the testing were that 88% of the tested rates charged during 2010 were compliant, +/- 15%, to established list prices.

Staff’s Comment:

7.	We note your response to prior comment 7 as it relates to VSOE of fair value for consulting services. Please address the following in your response:

•

Provide additional specific details regarding your analysis of the blended hourly rates used to “ensure consistency” in your pricing practices during 2008 and 2009. Tell us how your analysis established VSOE of fair value, whether the rates used in the analysis were actual rates charged to customers, the population of transactions included in your analysis and the specific parameters used to support your conclusions.

•

We note your discussion of the newly established “functional hourly rates” during 2010 versus your reliance on a blended rate in 2008 and 2009. Tell us how the results of these two different methodologies differed and the reason for the change in methodology.

•

With respect to your December 2010 analysis of VSOE of fair value, provide additional specific details of your analysis including how you determined the sample used, the specific percentage of that sample that fell within your range, the specific percentages of the range above and below the mean, and how you account for outliers. Additionally, tell us how you determined the population of transactions, for instance, whether you included all stand-alone transactions. Finally, tell us whether the functional hourly rates were actual rates charged to customers.

•	Tell us how often you perform an analysis of VSOE of fair value for consulting services.

Patrick Gilmore

United States Securities and Exchange Commission

May 15, 2012

Page Seven

Company Response:

For the 2008 and 2009 periods, the Company performed its VSOE analysis annually using a blended average hourly rate approach by examining the statements of work (“SOW”) under which those transactions were contracted and calculating an average rate for each project by dividing the total service fees by the total number of hours worked and then taking an average of the results of all projects in the testing period. The Company has a history of performing the services at the SOW-defined rates and it does not have a history of providing concessions; therefore, the use of the SOW rates in VSOE analysis as opposed to actual rates is appropriate. The Company then stratified the populations by currency as well as contract size and analyzed the respective populations. Median average rates were developed and used for each stratum and VSOE ranges that usually represented approximately +/-15% of the median were applied.

The Company decided it was appropriate to perform a further review around Consulting Services VSOE for the periods 2008 through 2010 with an objective to further document and assess whether VSOE for consulting services existed during those periods. In order to determine if consulting services were consistently sold at prices representing VSOE, populations that represent stand-alone (i.e. sold separately) consulting services were identified.

For the 2008 and 2009 periods, SOW contracted values were sorted into stratums based on how the Company historically stratified the population:

•	$0 - $500,000

•	$500,001 - $2,000,000

•	$2,000,001+

Based upon the re-performance using the SOW value stratum and the removal of outliers, population means were calculated based upon SOW values and stratums. The Company defines “outliers” to include CoE (Center of Excellence India) and Fixed bid rates that are not representative of the population and the VSOE study. Reasonable ranges were defined as +/- 15% of the respective means. The population of each stratum was then analyzed to determine what percentage of SOW’s was priced within a +/-15% range of those means. The below summary shows the testing results and the Company’s historical median and percentage differences in the recalculated means.

Patrick Gilmore

United States Securities and Exchange Commission

May 15, 2012

Page Eight

The following depicts the results of the US Global Testing:

2008 Contracts greater than $2.0 M
-15%	15%	In	Out	%in	Average
—	—	—	—	0%	—

Contracts greater than $500,000 to $2.0 M
-15%	15%	In	Out	%in	Average
165	224	5	—	100%	195

Contracts less than $500,000
-15%	15%	In	Out	%in	Average
183	248	148	44	77%	215

2009 Contracts greater than $2.0 M
-15%	15%	In	Out	%in	Average
165	224	1	—	100%	195

Contracts greater than $500,000 to $2.0 M
-15%	15%	In	Out	%in	Average
169	229	7	2	78%	199

Contracts less than $500,000
-15%	15%	In	Out	%in	Average
177	240	153	40	79%	209

2010 Contracts greater than $2.0 M
-15%	15%	In	Out	%in	Average
181	244	42	—	100%	212

Contracts greater than $500,000 to $2.0 M
-15%	15%	In	Out	%in	Average
174	235	13	3	81%	204

Contracts less than $500,000
-15%	15%	In	Out	%in	Average
184	249	249	75	77%	217

Patrick Gilmore

United States Securities and Exchange Commission

May 15, 2012

Page Nine

The following depicts the results of the International Currency testing

		2008
APAC	Currency	-15%	15%	In	Out	%in	Average
	AUD	182	246	22	8	73%	214
	JPY	19,534	26,428	4	—	100%	22,981

EMEA	Currency	-15%	15%	In	Out	%in	Average
	EURO	171	231	86	19	82%	201
	GBP	136	184	42	25	63%	160

		2009
APAC	Currency	-15%	15%	In	Out	%in	Average
	AUD	184	249	17	6	74%	216
	JPY(1)	N/A	N/A	N/A	N/A	N/A	N/A

EMEA	Currency	-15%	15%	In	Out	%in	Average
	EURO	171	232	64	20	76%	202
	GBP	138	187	24	6	80%	162

		2010
APAC	Currency	-15%	15%	In	Out	%in	Average
	AUD	198	268	25	9	74%	233
	JPY	18,567	25,121	8	2	80%	21,844

EMEA	Currency	-15%	15%	In	Out	%in	Average
	EURO	160	217	108	20	84%	188
	GBP	141	191	46	20	70%	166

The Company has performed testing which supported that contracted rates were consistent with rates actually billed.

Based on the subsequent analysis performed, the Company concluded that VSOE was not consistently achieved for consulting in the international currencies as originally concluded. As the Company determined that VSOE had not been established for certain periods and regions an analysis was performed to identify multiple-element arrangements in those periods that included consulting for which

Patrick Gilmore

United States Securities and Exchange Commission

May 15, 2012

Page Ten

VSOE had not been established. The impact of not having VSOE for consulting in those arrangements is the deferral of license revenue, as discussed in the response to comment 3 above. The Company will include these adjustment amounts in the previously announced restatement.

Staff’s Comment:

8.	We note in your response to prior comments 5 and 7 that you initially relied upon management authority to establish pricing in order to determine VSOE of fair value for your new business line, managed services. We further note that you performed an analysis at the end of 2010 to verify consistency. Please provide the specific pricing used to determine VSOE of fair value prior to the year-end 2010 analysis including the methods used by management to estimate that pricing. Additionally, compare that pricing with VSOE of fair value as established by the year-end 2010 analysis. Include in your response how you accounted for any transactions that were outside the range established by the year-end 2010 analysis.

Company Response:

In 2008 and 2009, the Company relied upon Management Authority through its Pricing Committee to establish VSOE of fair value for its hosting transactions. In December of 2010, the Company also performed a VSOE study on all of the stand-alone hosting transactions it had sold up to that date to support its previous pricing. The Company decided to perform further analysis and determined that it did not have sufficient evidence to support the previous opinion that VSOE for hosting existed for 2008, 2009 or 2010 periods. As such, the Company will restate the revenue associated with all multi-element arrangements that included hosting.

Also included in Managed Services are Operate Services and Implementation Labs which were not included in the Company’s 2010 VSOE study. The Company has determined that it did not have sufficient standalone transactions to support VSOE Operate Services or Implementation Labs VSOE for 2010. As such, the Company will restate the revenue associated with all multi-element arrangements that included either of those services.

Staff’s Comment:

9.

Your response to prior comment 7 as it relates to VSOE of fair value for managed services discusses your year-end 2010 analysis of VSOE of fair value for hosting services but does not address operate or subscription services. With respect to your year-end analysis of VSOE of fair value for hosting services, please provide additional details including the size of the population

Patrick Gilmore

United States Securities and Exchange Commission

May 15, 2012

Page Eleven

that falls within your range, the specific percentages of the range above and below the mean, how you account for outliers and how often you update your VSOE of fair value analysis. Additionally, provide similar details regarding how you established VSOE of fair value for operate and subscription services, including the nature of the prices used in these analyses.

Company Response:

For specific details related to VSOE on the hosting and operate services, please see the Company’s response to Question 8 above.

The Company’s subscription services within its Managed Services business relate to a Software-as-a-Service type offering and reflect a bundle of a term license, PCS maintenance and hosting in one SOW. Because of its multi-element nature and the contractual terms that do not allow the ability for the customer to take possession of the license, the resulting revenues are and have historically been recognized ratably as the service is delivered. As such, the Company does not intend to attempt to establish VSOE of fair value on this offering.

Staff’s Comment:

10.	We note your response to prior comment 8. Please confirm that you will describe your policy for milestone-based contracts separately from other fixed price contracts in future filings.

Company Response:

The Company confirms that it will describe its policy for milestone-based contracts separately from other fixed price contracts in future filings as follows:

For professional service arrangements with a fixed fee, the Company recognizes revenue utilizing the proportional performance method of accounting. The Company estimates the proportional performance on fixed-fee contracts on a monthly basis utilizing hours incurred to date as a percentage of total estimated hours to complete the project. If the Company does not have a sufficient basis to measure progress toward completion, revenue is recognized upon completion of performance. To the extent the Company enters into a fixed-fee services contract, a loss will be recognized any time the total estimated project cost exceeds revenue.

In certain arrangements, the Company has provided for unique milestone based acceptance criteria associated with the delivery of professional services. In these instances, the Company has recognized revenue in accordance with the provisions ASC 605-10-S99 (formerly SAP Topic 13 Revenue Recognition). To the extent there is contingent revenue in these arrangements, the Company defers the revenue until the contingency is resolved.

Patrick Gilmore

United States Securities and Exchange Commission

May 15, 2012

Page Twelve

Staff’s Comment:

11.	The last sentence in your response to prior comment 9 indicates that in most cases platform transfers involved porting the same products already being used over to a new platform “at which point [you] understood those customers ceased operating the original platform.” Please clarify this statement and address whether customers were unable to use the original platform once their products were ported over to the new platform or whether customers retained the ability to use the original platform but that you assumed they ceased using it in favor of the new platform.

Company Response:

In April 2011 the Company decided it was appropriate to perform a further review around transactions that included platform transfer rights. During the course of that review the Company identified certain transactions where customers were not contractually required to cease using the software previously delivered under the existing platform were not required to pay the Company for the any additional features or functionality. At that time the Company concluded that these transactions were immaterial. However, the Company will restate the revenue associated with those contracts. In the instance where a customer is contractually required to cease using the software previously delivered under the existing platform and pay for additional features or functionality, it was the expectation of the Company that the client adhered to that contractual obligation and therefore the Company assumed that they ceased using the old version.

Staff’s Comment:

12.	We note that your responses generally reference policies existing in 2010. Please tell us whether these policies are consistent with those existing in prior years.

Company Response:

The policies of the Company during the periods of 2008 to 2010 were not consistent. The Company has taken significant action towards improving our policies and practices to be more consistent with industry leading best practices.

Patrick Gilmore

United States Securities and Exchange Commission

May 15, 2012

Page Thirteen

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter responds adequately to the Staff’s concerns. If you have any further comments or concerns, please direct them to me at (480) 308-3460.

Sincerely,

/s/ David Kennedy
David Kennedy
Executive Vice President, Chief Legal Officer

cc:	Pete Hathaway, JDA Software Group, Inc.